UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 001-32627

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 25, 2011

☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HORIZON LINES, INC.

(Full name of registrant)

(Former name if applicable)

4064 Colony Road, Suite 200

(Address of principal executive office (street and number))

Charlotte, North Carolina 28211

(City, state and zip code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of Horizon Lines, Inc. (the “Company”) has determined that the Company is unable to file its Annual Report on Form 10-K for the period ended December 25, 2011 on March 26, 2012, without unreasonable effort or expense, because management needs additional time to finalize and analyze the Company’s financial statements.

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, on October 5, 2011, the Company completed a comprehensive $652.8 million refinancing. The refinancing included: (a) the exchange of $327.8 million in aggregate principal amount of the Company’s 4.25% Convertible Senior Notes due 2012 for 1.0 million shares of the Company’s common stock, warrants to purchase 1.0 million shares of the Company’s common stock, $178.8 million in aggregate principal amount of 6.00% Series A Convertible Senior Secured Notes due 2017 (the “Series A Notes”) and $99.3 million in aggregate principal amount of 6.00% Series B Mandatorily Convertible Senior Secured Notes (the “Series B Notes” and together with the Series A Notes the “Convertible Notes”), (b) the issuance of $225.0 million aggregate principal amount of First-Lien Notes (the “First-Lien Notes”), (c) the issuance of $100.0 million of Second-Lien Notes (the “Second-Lien Notes”), and (d) the repayment of $193.8 million in existing borrowings under the Company’s prior senior credit facility. The Company also entered into a new $100.0 million asset-based revolving credit facility. The Company additionally completed a mandatory debt to equity conversion of $49.7 million of the Convertible Notes in January 2012.

During the third quarter of 2011, the Company began a review of strategic alternatives for its Five Star Express (“FSX”) service. On October 24, 2011, the Company announced a decision to terminate the FSX service. The Company ceased all operations related to its FSX service during the fourth quarter of 2011. The entire business component comprising the FSX service has been discontinued and there will not be any significant future commercial cash flows related to these operations. As a result, the Company is required to classify the FSX service as discontinued operations beginning in its fiscal fourth quarter 2011 and to revise all prior periods to conform to this presentation.

As a result of these events, additional time is required to complete the preparation, review and analysis of the Company’s financial statements, including the accounting and tax treatment and disclosure of the extremely complex refinancing, as well as the discontinued operations and the multi-year reclassification of prior year results. The Company expects to file the Form 10-K as soon as practicable and within the time period permitted by Rule 12b-25.

As previously noted, on October 24, 2011, the Company announced that it was discontinuing the FSX service through an orderly transition plan that was implemented beginning on October 31, 2011. Following termination of the FSX service, the Company discontinued the use of five non-Jones Act qualified container vessels (collectively, the “Vessels”) that are subject to “hell or high water” charters under which the Company’s obligations are absolute and unconditional. The aggregate annual charter hire for the vessels is approximately $32.0 million. For the last several months, the Company has been exploring sub-charter opportunities for the Vessels, and at the same time engaging in discussions regarding a restructuring of the charters for the Vessels in an effort to mitigate ongoing charter expense, lay-up costs, insurance expense and maintenance costs.

On March 26, 2012, the Company and approximately 92% of the holders of the First Lien Notes, approximately 98% of holders of the Second Lien Notes, and approximately 100% of the holders of the Convertible Notes, reached an agreement in principle to restructure the Company’s balance sheet. More specifically, the Company and the noteholders have entered into one or more restructuring support agreements (collectively, the “Support Agreement”) that provide, among other things, that all of the remaining $228.4 million of the Company’s 6.00% Series A and B Convertible Notes would be converted into 90% of the Company’s stock or warrants for non-U.S. citizens (subject to dilution for limited equity retention to existing equity holders on terms to be agreed and dilution for a management incentive plan). The parties’ obligations under the Support Agreement are subject to the satisfaction of a number of conditions, including the Company’s restructuring of its charter obligations with respect to the Vessels. The remaining 10% of the Company’s common stock would be available in connection with the restructuring of the charter obligations relating to the Vessels.

If certain of the transactions contemplated in the Support Agreement, together with a restructuring of the obligations with respect to the Vessels, are not consummated before the filing of the 2011 Annual Report on Form 10-K to which this report relates, management believes and anticipates that the independent auditor’s report on the Company’s financial statements will express substantial doubt about the Company’s ability to continue as a going concern. The Company expects, and the restructuring support agreement expressly contemplates, that all necessary aspects of such transactions will be consummated prior to the filing of such 2011 Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael T. Avara	+1 (704)	973-7027
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary 2011 Fourth-Quarter Earnings Results

On a continuing operations basis, the Company expects to report a GAAP operating loss of $6.4 million and adjusted operating income of $5.5 million on revenue of $264.3 million for the fiscal fourth-quarter, ended December 25, 2011. This compares with a GAAP operating loss of $32.6 million and adjusted operating income of $4.3 million on revenue of $256.1 million a year earlier. Adjusted operating income for the 2011 fourth quarter excludes charges of $14.0 million for antitrust-related legal settlements and expenses, employee severance and equipment impairment charges, partially offset by a $2.1 million gain resulting from a reduction of the goodwill impairment charge recorded in the 2011 third quarter. In the 2010 fourth quarter, adjusting operating income excluded $36.9 million in charges for antitrust-related legal settlements and expenses, restructuring costs related to a non-union workforce reduction, an equipment impairment charge, and costs for union employee severance.

On a continuing operations basis, fourth-quarter container volume totaled 60,279 revenue loads, down 5.8% from 63,977 revenue loads for the fourth quarter of 2010, which contained an extra week. Excluding the additional week in 2010, container volume for the 2011 fourth quarter increased 0.2% from 60,133 loads a year ago on a comparable basis. Container rates, net of fuel surcharges, totaled $3,136 in the 2011 fourth quarter, compared with $3,124 for the same period a year ago. Fuel costs averaged $665 per metric ton in the 2011 fourth quarter, a 42.4% increase from $467 a year ago.

Horizon Lines uses adjusted operating income and other non-GAAP measures. The Company believes that, in addition to GAAP-based financial information, the non-GAAP amounts are meaningful disclosures because each are components of measures used by the Company’s Board of Directors and management team to: evaluate our operating performance; make day-to day operating decisions; facilitate internal comparisons to competitors’ results and the marine container shipping industry in general; and to provide useful information for the understanding of ongoing operations, taking into account the impact of specific individual items. Non-GAAP measures are also components of certain targets used by the Company’s Board of Directors and management team to evaluate progress related to the payment of certain discretionary bonuses, as well as to determine compliance with a springing financial covenant under the Company’s asset-based revolving credit facility, which is tested only when availability under this facility falls below a minimum threshold.

Horizon Lines, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 27, 2012	By	/s/ Michael T. Avara
Michael T. Avara
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).